SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

February 17, 2009

Commission File Number 1-12356

DAIMLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference in the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-86936 and 333-134198) of Daimler AG

DAIMLER AG

FORM 6-K: TABLE OF CONTENTS

1.	Press Release: Financial year 2008: Group EBIT of €2.7 billion (2007: €8.7 billion)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

The figures in this document are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor.

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements.These statements are subject to many risks and uncertainties, including a lack of improvement or a further deterioration of global economic conditions; a continuation or worsening of the turmoil in the credit and financial markets, which could result in ongoing high borrowing costs or limit our funding flexibility; changes in currency exchange rates and interest rates; the introduction of competing, fuel efficient products and the possible lack of acceptance of our products or services which may limit our ability to adequately utilize our production capacities or raise prices; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a further decline in resale prices of used vehicles; the effective implementation of cost reduction and efficiency optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region; the business outlook of Chrysler, in which we hold an equity interest and some of whose obligations we have guaranteed; the business outlook of companies in which we hold an equity interest, most notably EADS; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Contact:	Telephone:
Thomas Fröhlich	+49 (0)711 17 41361	Press information

Date:
February 17, 2009

Financial year 2008: Group EBIT of €2.7 billion (2007: €8.7 billion)

•                  Net profit of €1.4 billion (2007: €4.0 billion)

•                  Revenue of €95.9 billion (2007: €99.4 billion)

•                  Dividend to amount to €0.60 per share (2007 €2.00)

•                  Outlook: substantial burdens on EBIT anticipated for 2009

•                  Intensified efficiency programs

Stuttgart - Daimler AG (stock abbreviation DAI) today presented its preliminary and unaudited figures for the Group and the divisions for the 2008 financial year.

Daimler achieved EBIT of €2,730 million in 2008 (2007: €8,710 million).

The decrease in Group EBIT was mainly the result of expenses totaling €3,228 million (2007: charges of €377 million) related to the investment in Chrysler and the lower earnings achieved by Mercedes-Benz Cars. Another factor is that prior-year EBIT included higher gains realized on the transfer of portions of Daimler’s equity interest in EADS (2008: €130 million; 2007: €1,573 million). Daimler Trucks

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did not achieve its prior-year earnings, primarily due to the difficult economic situation in the United States and expenses incurred for the repositioning of its activities in the NAFTA region. The development of earnings was positive at Daimler Financial Services and the Mercedes-Benz Vans and Daimler Buses units.

Based on the divisions’ projections, the Group had forecast EBIT from continuing operations of more than €6 billion. This did not include special items from the revaluation of leased vehicles’ residual values at Mercedes-Benz Cars, the sale of real estate at Potsdamer Platz, the transfer of interest in EADS, the repositioning of Daimler Trucks North America, the new management model and effects related to Chrysler. Excluding those special items, Daimler achieved that goal.

Earnings in both years were affected by special items, as shown in the tables on pages 13 and 14.

For Daimler, the year 2008 consisted of a very good first half and a difficult second half. Dr. Dieter Zetsche, Chairman of the Board of Management of Daimler AG and Head of Mercedes-Benz Cars, stated at Daimler’s Annual Press Conference: “During the first half of 2008, we proved how well we perform under normal economic conditions. Many of our business operations were headed for very good results.”

Net profit for the full year amounted to €1.4 billion (2007: €4.0 billion) and earnings per share amounted to €1.41 (2007: €3.83).

The Board of Management proposes to the Supervisory Board that a dividend of €0.60 per share be distributed for the year 2008 (2007: €2.00 per share). Related to the number of shares entitled to a dividend

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at December 31, 2008, this constitutes a dividend distribution of €556 million (2007: €1,928 million). The main reasons for the dividend adjustment are the level of earnings achieved in 2008 and the difficulty in estimating the further development of the world economy and the automotive markets.

Unit sales and revenue

Despite extremely difficult market conditions, especially in the second half of the year, Daimler sold a total of 2.1 million vehicles in 2008, thus nearly equaling the prior-year level. Daimler’s total revenue amounted to €95.9 billion in 2008, compared with €99.4 billion in the prior year; adjusted for exchange-rate effects, there was a decrease of 1%.

Free cash flow und liquidity

Due to the crisis-like development in the second half of the year, the free cash flow of the industrial business for the full year of minus €3.9 billion was not satisfactory (2007: plus €7.6 billion). This was primarily caused by the unexpected sharp decrease in unit sales at Mercedes-Benz Cars in the fourth quarter. Despite cuts in production, inventory levels remained high. In addition, there were disproportionately high payments to suppliers because many invoices regularly have to be paid at the end of the year and trade payables from the third quarter had to be settled. The reduction in the free cash flow was also caused by the temporarily increased investment in the new E-Class and in technologies for the reduction of CO2 emissions, as well as by the acquisition of a 10% equity interest in Kamaz, a Russian truck manufacturer.

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The Daimler Group has a good level of liquidity. It decreased by €9.1 billion to €8.0 billion in 2008. The unusually high liquidity at December 31, 2007 was related to the sale of a majority interest in Chrysler. As a result of the decrease, a level of liquidity appropriate to the Daimler Group has been achieved.

Workforce

At December 31, 2008, Daimler employed a workforce of 273,216 people worldwide (2007: 272,382). Of that total, 167,753 were employed in Germany (2007: 166,679) and 22,476 in the United States (2007: 24,053). The number of apprentices and trainees at year end was 9,603 (2007: 9,300).

For the year 2008, the Board of Management has decided on a discretionary profit-sharing bonus of €1,900 for the approximately 118,000 eligible employees of Daimler AG. The bonus will be paid out with the salaries for the month of April 2009. With this profit sharing, the Board of Management is honoring the employees’ contribution to the operating profit achieved in 2008.

In order to secure the Group’s cash flows in 2009, however, contributions will be required from all sections of the workforce. The Board of Management has therefore decided that the wage increases for 2009 agreed upon in collective bargaining for the approximately 140,000 employees covered by such agreements will only apply to that portion of wages covered by collective bargaining and not to the portion of wages additionally paid by Daimler outside the agreement. This possibility is foreseen by the agreement signed by management and employee representatives in 2004, “Securing the Future 2012.”

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Furthermore, the Board of Management has decided not to increase the remuneration of the Group’s IC managers in 2009. An additional measure taken in this context is the suspension of the employee shares program in 2009.

Investment in safeguarding the future

Despite the difficult environment, the Daimler Group invested €8 billion to secure its future, €1 billion more than in the prior year.

Daimler’s expenditure for research and development increased to €4.4 billion last year (2007: €4.1) billion. At Mercedes-Benz Cars, total R&D spending increased from €2.7 billion in 2007 to €3.0 billion. Daimler Trucks’ R&D expenditure amounted to €1.1 billion (2007: €1.0 billion).

A key area of Daimler’s research and development activities in 2008 was working on new, particularly fuel-efficient and environmentally friendly drive technologies. In order to reduce CO2 emissions even further and to offer vehicles compatible with the needs of the future over the long term, Daimler is working on the optimization of conventional drive technologies and the reduction of vehicle weight as well as on alternative drive systems such as fuel cells and electric vehicles.

Daimler invested €3.6 billion in property, plant and equipment in 2008 (2007: €2.9 billion). This investment focused on new vehicle models and new drive systems. Of the total capital expenditure on property, plant and equipment, €2.5 billion was invested in Germany.

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The divisions in detail

Mercedes-Benz Cars, comprising the brands Mercedes-Benz, Maybach, smart and AMG, sold a total of 1,273,000 vehicles in 2008 (2007: 1,293,200). The Mercedes-Benz brand delivered 1,125,900 automobiles (2007: 1,180,100), while the smart brand significantly increased its unit sales to 139,000 cars (2007: 103,100).

Due to the market development, but in particular also to the upcoming E-Class model changeover, revenue decreased by 9% to €47.8 billion.

The division’s EBIT of €2,117 million in 2008 was substantially lower than its prior-year earnings of €4,753 million; in the fourth quarter of 2008, Mercedes-Benz Cars’ loss amounted to €359 million compared with a profit of €1,426 million in Q4 2007. While EBIT continued to develop very positively in the first six months of 2008, the abrupt slump in demand in the NAFTA region and in major European markets led to substantial burdens on earnings as of the third quarter.

There were additional burdens on earnings from a shift in demand towards smaller models and from exchange-rate effects. The revaluation of leased vehicles’ residual values necessitated by the significant weakening of the world economy in the second half of 2008 resulted in impairment charges of €465 million. Sales incentives and higher raw-material prices also had a negative impact on operating profit. These burdens on earnings were only partially offset by further efficiency improvements.

Daimler Trucks was once again the world’s largest manufacturer in the segment of medium- and heavy-duty trucks last year, selling

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472,100 vehicles and posting revenue of €28.6 billion (2007: 467,700 units and €28.5 billion). The 1% increase in unit sales was primarily due to higher volumes in Brazil, Indonesia and the Middle East. On the other hand, unit sales decreased as a result of the difficult market situation in the United States, Canada and Japan.

The division achieved EBIT of €1,607 million (2007: €2,121 million). The reduced operating profit was mainly due to lower vehicle deliveries caused by the ongoing difficult economic situation in the NAFTA region. Other factors with a negative impact on earnings were exchange-rate effects and increased raw-material prices. In addition, measures taken for the repositioning of Daimler Trucks North America led to expenses of €233 million. These measures are expected to lead to annual earnings improvements of US $900 million as of 2011.

Trucks Europe/Latin America increased its unit sales by 6% to 170,100 vehicles, setting a new sales record. For Trucks NAFTA, unit sales decreased by 12% to 104,300 vehicles. However, Trucks NAFTA defended its leading position for Class 8 trucks in the NAFTA region with a market share of 30.9%. Trucks Asia sold a record 197,700 trucks and buses last year, 5% more than in 2007, with increased unit sales in Indonesia, the Middle East, Eastern Europe and Turkey.

In December 2008, Daimler entered into a strategic partnership with Russian truck manufacturer Kamaz, secured with a 10% equity interest in the company. Cooperation with Kamaz will help Daimler Trucks to penetrate the Russian volume market.

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Daimler Financial Services developed positively in 2008. Its worldwide contract volume of €63.4 billion was 7% above the prior-year figure. Several companies were consolidated for the first time in 2008, primarily in Asia and Eastern Europe. Excluding this effect and adjusted for exchange-rate effects, growth in contract volume amounted to 5%. New business increased compared with the prior year by 7% to €29.5 billion.

Daimler Financial Services posted EBIT of €677 million, significantly surpassing the prior-year result of €630 million. The main positive effects on earnings came from the increased contract volume. Increased cost of risk had a negative impact on EBIT.

Vans, Buses, Other primarily comprises the Mercedes-Benz Vans and Daimler Buses units as well as Daimler’s equity interests of 22.5% in the European Aeronautics Defence and Space Company (EADS), 19.9% in Chrysler Holding LLC and 28.4% in Tognum AG. These equity interests are included in the consolidated financial statements using the equity method of accounting with a three-month time lag.

Despite the backdrop of a difficult market environment in the second half of 2008, Mercedes-Benz Vans nearly matched its record unit sales of 2007, selling 287,200 vehicles worldwide (2007: 289,100).

Daimler Buses sold 40,600 buses and chassis of the brands Mercedes-Benz, Setra und Orion in 2008, once again surpassing the prior-year number (2007: 39,000). The unit therefore succeeded in defending its worldwide market leadership in the segment of buses above 8 tons in all of its major markets.

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The revenue of Vans, Buses, Other increased by 6% to €15.0 billion, primarily due to the growth in unit sales at Daimler Buses.

The EBIT posted for 2008 by Vans, Buses, Other amounted to minus €1,239 million (2007: €1,956 million). Mercedes-Benz Vans achieved EBIT of €818 million due to its good revenue situation (2007: €571 million). Daimler Buses’ EBIT improved from €308 million to €406 million as a result of its strong unit sales. Daimler’s share of the earnings of EADS amounted to €177 million (2007: €13 million).

The reduction in the segment’s EBIT was primarily due to special items, including the negative contribution to earnings from Chrysler and other charges related to that equity interest. Another factor is that prior-year earnings included higher gains on the transfer of interest in EADS (2008: €130 million; 2007: €1,573 million). The sale of real estate at Potsdamer Platz led to a gain of €449 million in 2008.

The positive development of earnings at EADS was primarily due to Airbus and Eurocopter, but the Astrium business unit and Defence and Security were also very successful in their market segments. Earnings were burdened by the weakness of the US dollar and the challenges faced by the A400M program.

The equity-method accounting of Daimler’s 19.9% interest in Chrysler reduced the Group’s EBIT for the year 2008 by €1,390 million (2007: charge of €377 million). In addition, the impairment of loans and other Chrysler-related assets led to charges of €1,838 million.

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Outlook

The great uncertainty about the duration and extent of the global economic downturn is connected with substantial risks for the development of the world’s automotive markets.

From today’s perspective, global demand for automobiles could decrease by another 10% in 2009 compared with the prior year. In the world’s triad markets, further significant falls in overall unit sales are anticipated; falling unit sales are also to be expected in most of the emerging markets.

Prospects for the major markets for commercial vehicles are also unfavorable. The triad markets are likely to suffer a substantial drop in demand. And in Western Europe, the commercial vehicle business is at the beginning of a distinct cyclical downturn phase, which will particularly affect sales of medium and heavy-duty trucks. The global economic slowdown will dampen demand for commercial vehicles also in the growth regions of Asia, Eastern Europe and Latin America. In the major emerging markets therefore, distinct market contraction is expected in all commercial-vehicle segments for the first time in many years.

Mercedes-Benz Cars cannot avoid the expected weakness of key sales markets and in particular of those market segments important to the unit. Total unit sales in the year 2009 are therefore likely to be below the level of the year 2008. As a result of the weakness of demand in major markets, the Daimler Trucks division anticipates a significant decrease in unit sales in 2009. Mercedes-Benz Vans and Daimler Buses will not match their high unit sales of the prior year.

On the basis of assumptions concerning the development of the

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automotive markets and the divisions’ planning, the Daimler Group expects total unit sales to decrease significantly in 2009. However, due to innovative and high-quality new products and an attractive model range, the Group assumes that its divisions will be able to further strengthen their market positions.

From the starting point of the currently projected unit sales, the Daimler Group’s revenue is likely to be lower than in 2008 in all of the vehicle divisions.

Further substantial burdens are anticipated on the earnings of the Group and its divisions. A more detailed statement on earnings will only be possible later in the year, when the development of the world economy and the automotive markets can be better assessed.

In order to improve the earnings situation on a sustained basis and in all divisions, Daimler has continued and intensified its actions designed to reduce costs and improve efficiency. These actions include the adjustment of production and employment levels by means of flexible working-time models and short-time work, the reduction of inventories, the limitation of expenses and the optimization of refinancing instruments.

Dr. Dieter Zetsche: “The Daimler Group is in a relatively strong position to meet this crisis. We have the opportunity not only to overcome this exceptional situation, but to emerge from it stronger. We are going to seize this opportunity.”

Annual Report 2008 and other information related to the 2008 financial statements will be published on the Internet on February 27.

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The Annual Report will also be available in printed form from the middle of March onwards.

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In both 2008 and 2007, the development of earnings was affected by special items, which are shown in detail in the following tables:

Amounts in millions of €	2008	2007
Mercedes-Benz Cars

Revaluation of residual values	(465)	—

Financial support for suppliers	—	(82)

Adjustment of a pension plan	84	—

Amounts in millions of €	2008	2007
Daimler Trucks

Repositioning of Daimler Trucks North America	(233)	—

Adjustments of pension plans and healthcare benefits	29	86

Sale of real estate in Japan	—	78

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Amounts in millions of €	2008	2007
Vans, Buses, Other

Sale of real estate (2008: Potsdamer Platz; 2007: Wohnstätten Sindelfingen)	449	73

Gains related to the transfer of shares in EADS	130	1,573

Restructuring program at EADS	—	(114)

At-equity result from Chrysler	(1,390)	(377)

Impairments of loans and other Chrysler-related assets	(1,838)	—

Amounts in millions of €	2008	2007
Reconciliation

New management model	(247)	(256)

The figures in this document are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor.

Further information on Daimler is available on the Internet at www.media.daimler.com.

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements.These statements are subject to many risks and uncertainties, including a lack of improvement or a further deterioration of global economic conditions; a continuation or worsening of the turmoil in the credit and financial markets, which could

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result in ongoing high borrowing costs or limit our funding flexibility; changes in currency exchange rates and interest rates; the introduction of competing, fuel efficient products and the possible lack of acceptance of our products or services which may limit our ability to adequately utilize our production capacities or raise prices; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a further decline in resale prices of used vehicles; the effective implementation of cost reduction and efficiency optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region; the business outlook of Chrysler, in which we hold an equity interest and some of whose obligations we have guaranteed; the business outlook of companies in which we hold an equity interest, most notably EADS; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

About Daimler

Daimler AG, Stuttgart, with its businesses Mercedes-Benz Cars, Daimler Trucks, Daimler Financial Services, Mercedes-Benz Vans and Daimler Buses, is a globally leading producer of premium passenger cars and the largest manufacturer of heavy- and medium-duty trucks in the world. The Daimler Financial Services division has a broad offering of financial services, including vehicle financing, leasing, insurance and fleet management. Daimler sells its products in nearly all the countries of the world and has production facilities on five continents. The company’s founders, Gottlieb Daimler and Carl Benz, continued to make automotive history following their invention of the automobile in 1886. As an automotive pioneer, Daimler and its employees willingly accept an obligation to act responsibly towards society and the environment and to shape the future of safe and sustainable mobility with groundbreaking technologies and high-quality products. The current brand portfolio includes the world’s most valuable automobile brand, Mercedes-Benz, as well as smart, AMG, Maybach, Freightliner, Sterling, Western Star, Mitsubishi Fuso, Setra, Orion and Thomas Built Buses. The company is listed on the stock exchanges in Frankfurt, New York and Stuttgart (stock exchange abbreviation DAI). In 2008, the Group sold 2.1 million vehicles and employed a workforce of over 270,000 people; revenue totaled €95.9 billion and EBIT amounted to €2.7 billion. Daimler is an automotive Group with a commitment to excellence, and aims to achieve sustainable growth and industry-leading profitability.

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Figures for the 4th Quarter and the Year 2008

Daimler Group amounts in €	Q4 2008	Q4 2007	Change 08/07	2008	2007	Change 08/07
Revenue, in millions	23,240	26,504	- 12%	95,873	99,399	- 4%
EBIT, in millions	(1,947)	1,393	—	2,730	8,710	- 69%
Net profit (loss), in millions	(1,526)	1,697	—	1,414	3,985	- 65%
Net profit (loss) from continuing operations, in millions	(1,261)	1,700	—	1,704	4,855	- 65%
Earnings (loss) per share (EPS)	(1.61)	1.71	—	1.41	3.83	- 63%
Dividend proposed, in €	—	—	—	0.60	2.00	- 70%
Employees (December 31)	273,216	272,382	+ 0%	273,216	272,382	+ 0%

EBIT by Divisions in millions of €	Q4 2008	Q4 2007	Change 08/07	2008	2007	Change 08/07
Mercedes-Benz Cars	(359)	1,426	—	2,117	4,753	- 55%
Daimler Trucks	86	512	- 83%	1,607	2,121	- 24%
Daimler Financial Services	153	109	+ 40%	677	630	+ 7%
Vans, Buses, Other	(1,658)	(492)	—	(1,239)	1,956	—
Mercedes-Benz Vans	158	159	- 1%	818	571	+ 43%
Daimler Buses	69	112	- 38%	406	308	+ 32%

Revenue by Divisions in millions of €	Q4 2008	Q4 2007	Change 08/07	2008	2007	Change 08/07
Mercedes-Benz Cars	10,746	13,725	- 22%	47,772	52,430	- 9%
Daimler Trucks	7,553	7,239	+ 4%	28,572	28,466	+ 0%
Daimler Financial Services	2,480	2,251	+ 10%	9,282	8,711	+ 7%
Vans, Buses, Other	3,713	4,308	- 14%	14,970	14,123	+ 6%
Mercedes-Benz Vans	2,199	2,614	- 16%	9,479	9,341	+ 1%
Daimler Buses	1,366	1,471	- 7%	4,808	4,350	+ 11%

Unit Sales in units	Q4 2008	Q4 2007	Change 08/07	2008	2007	Change 08/07
Daimler Group	480,055	575,353	- 17%	2,072,876	2,088,973	- 1%
Mercedes-Benz Cars	284,956	364,627	- 22%	1,273,013	1,293,184	- 2%
Daimler Trucks	118,859	118,720	+ 0%	472,074	467,667	+ 1%
Mercedes-Benz Vans	66,702	80,971	- 18%	287,198	289,073	- 1%
Daimler Buses	9,538	11,035	- 14%	40,591	39,049	+ 4%

The figures in this document are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Daimler AG

By:	/s/ ppa.	Robert Köthner
	Name:	Robert Köthner
	Title:	Vice President Chief Accounting Officer

By:	/s/ i.V.	Silvia Nierbauer
	Name:	Silvia Nierbauer
	Title:	Director

Date: February 17, 2009